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                              March 13, 2024

       Nick Ramphal
       Partner, Cadwalader, Wickersham & Taft LLP
       Norfolk Southern Corporation
       650 West Peachtree Street, NW
       Atlanta, GA 30308

                                                        Re: Norfolk Southern
Corporation
                                                            PREC14A filed March
4, 2024
                                                            Filed by Ancora
Advisors, LLC et al.
                                                            File No. 001-08339

       Dear Nick Ramphal:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       PREC14A filed March 4, 2024

       General

   1.                                                   Please identify
EdgePoint Investment Group, Inc. and any of its relevant affiliates as participants in your
solicitation, and make required associated disclosures accordingly.
                                                        See Instruction 3 to
Item 4 of Schedule 14A.
       Background of the Solicitation, page 8

   2. We note the following statement at the top of page 9: "On February 19, 2023, the EPA reported it had
conducted 533 indoor home screenings and continued to monitor community air and water
quality, sampling 52 wells in Ohio and Pennsylvania." We
                                                        understand that Norfolk
Southern's contractor, CTEH (not the EPA), conducted the indoor air screenings, under
EPA oversight, and that Columbiana County and Norfolk Southern's contractor, Stantec
(not the EPA), sampled private wells. Please revise accordingly, or advise.
 Nick Ramphal
FirstName  LastNameNick  Ramphal
Norfolk Southern Corporation
Comapany
March      NameNorfolk Southern Corporation
       13, 2024
March2 13, 2024 Page 2
Page
FirstName LastName

3. On page 11, please clarify that the $803 million and $966 million figures cited are not per-
         quarter amounts, but in each case reflected the total of such expenses for the year to date.
4. We note the following statement at the bottom of page 11: "Ultimately, the Company representatives agreed that the proposed meeting should include only representatives from the Ancora Parties and members of the Board" (emphasis added). It appears that the
         Company reluctantly agreed to Shaw's absence at the meeting in the interest of facilitating dialogue. Please revise to remove the impression that the Company preferred Shaw's absence.
Reasons for the Solicitation, page 16

5. We note the reference on the bottom of page 16 to the company's employees "on average"
         making less than 1% of Shaw's annual compensation. Please provide factual support for such claim, or revise to reflect the fact that the relative pay cited is not based on the company's "average" employee, but rather on the "median" employee, as publicly disclosed pursuant to SEC rules.
Voting and Proxy Procedures, page 31

6. We note the statement on page 31 that proxy cards "in the absence of specific instructions, will be voted...'FOR' the election of the Acceptable Company Nominees." This differs from the lead-in to the proxy card itself, which does not yet indicate how discretionary authority as to Acceptable Company Nominees will be used. Please clarify. Please also consider revising the "absence of specific instructions" phrasing, which appears both on page 31 and on the proxy card, so as to avoid any possibility of such disclosure being interpreted in a manner inconsistent with the disclosure on undervoting that immediately precedes the list of director nominees on the proxy card.
7. At the bottom of page 32, we note the following statement: "Therefore, a proxy marked
         'WITHHOLD' with respect to a specific nominee will result in such nominee receiving fewer 'FOR' votes." Please revise or delete such disclosure so as to remove any impression that the casting of withhold votes directly reduces the number of "FOR" votes.
8. We note the disclosure at the top of page 33 referring to the company's proxy statement being "expected to disclose" the voting approval standard for the Bylaw Proposal. Please ensure that this statement is ultimately reconciled with the disclosure on page 29, which presents the applicable standard in a definitive manner and without reference to the company's proxy statement.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to David Plattner at 202-551-8094. Nick Ramphal
Norfolk Southern Corporation
March 13, 2024
Page 3


FirstName LastNameNick Ramphal              Sincerely,
Comapany NameNorfolk Southern Corporation
                                            Division of Corporation Finance
March 13, 2024 Page 3                       Office of Mergers and Acquisitions
FirstName LastName